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                               April 21, 2023

       Stephen C. Glover
       Chief Executive Officer
       ZyVersa Therapeutics, Inc.
       2200 N. Commerce Parkway, Suite 208
       Weston, FL 33326

                                                        Re: ZyVersa
Therapeutics, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 12,
2023
                                                            File No. 333-268934

       Dear Stephen C. Glover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed April 12,
2023

       Coverpage

   1. Please revise the fourth paragraph of the coverpage, as applicable, to clarify that the reset provision is based on
the price that your shares will be sold in your best efforts offering as opposed to the price in
"this offering."
 Stephen C. Glover
FirstName   LastNameStephen
ZyVersa Therapeutics,  Inc. C. Glover
Comapany
April       NameZyVersa Therapeutics, Inc.
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
General

2. We note your response to prior comment 4 and your revised disclosure on page 60 regarding the interaction between this registration statement and your other "contemplated offering," the proceeds of which will be used to redeem the PIPE Shares at 120% of the issue price. We reissue our comment in part. Please carry this disclosure throughout the prospectus in all places in which you discuss the potential profit per PIPE share.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Jared Kelly